

March 6, 2015

<u>Via E-mail</u>
Mr. Douglas Samuelson
Chief Financial Officer
Smack Sportswear
20316 Gramercy Place
Torrance, CA 90501

      Re: **Smack Sportswear**
                Form 10-K for the Fiscal Year Ended June 30, 2014
                Filed October 20, 2014
                File No. 000-53049

Dear Mr. Samuelson:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/Tia L. Jenkins

                                 Tia L. Jenkins
                                 Senior Assistant Chief Accountant
                                 Office of Beverages, Apparel, and
                                 Mining